UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008	Commission File Number: 0-30600
The Westaim Corporation
(Translation of registrant’s name into English)
144 – 4th Avenue, S.W., Suite 1010
Calgary, Alberta, Canada T2P 3N4
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes”, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          N/A

EXHIBIT INDEX
1.	Notice of Meeting regarding registrant’s special shareholders’ meeting scheduled for November 21, 2008

2.	Management Information Circular

3.	Letter of Transmittal

4.	Form of Proxy

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION
Date: October 16, 2008	By:	/s/ Brian D. Heck
Brian D. Heck
Vice President, General Counsel and Corporate Secretary